Exhibit 1.01

Conflict Minerals Report

The Greenbrier Companies, Inc. (“the “Company,” “Greenbrier, “ “we,” “us,” or “our”) has included this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). Greenbrier is one of the leading designers, manufacturers and marketers of railroad freight car equipment in North America and Europe, a manufacturer and marketer of marine barges in North America (until May 15, 2023), and a leading provider of wheel services, railcar refurbishment and parts, repair, leasing and other services to the railroad and related transportation industries in North America.

We support ending the violence and human rights abuses taking place in the Democratic Republic of the Congo (the “DRC”) and its adjoining countries (the “Covered Countries”). We are committed to ensuring that any conflict minerals necessary to the functionality or production of our products are sourced from sources that do not fund armed conflict in the Covered Countries.

Conflict Minerals Policy

We have adopted and posted on our public internet site a company policy for the supply chain of conflict minerals (the “Conflict Minerals Policy”). As used herein and in the Conflict Minerals Policy, “conflict minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite and their derivatives (currently limited to tantalum, tin and tungsten), and any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Covered Countries without regard to the location of origin of the minerals or derivative metals. Our Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

•	refrain from using materials that fund armed conflict and human rights atrocities in the Covered Countries in the products they sell to Greenbrier,

•	complete a conflict minerals questionnaire in a timely manner, and

•	if requested, provide supporting documentation.

The Conflict Minerals Policy indicates that, in the event that we determine that a supplier’s efforts to comply with the Conflict Minerals Policy have been insufficient or the supplier fails to cooperate in developing and implementing reasonable steps to comply, we reserve the right to take appropriate actions necessary up to and including discontinuing the business relationship with the supplier.

The Conflict Minerals Policy has been communicated internally to relevant personnel and posted on our website.

Due Diligence Program

We have adopted a due diligence process to be applied to materials or components included in our products which our reasonable country of origin inquiry (“RCOI”) identifies may have originated in the Covered Countries. The process follows the applicable framework set forth in the Organization for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, Third Edition 2016 (collectively, the “OECD Guidance”), taking into account the facts and circumstances of our company, products and place in the supply chain.

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems (“Step One”);

2.	Identify and assess risk in the supply chain (“Step Two”);

3.	Design and implement a strategy to respond to identified risks (“Step Three”);

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.	Report on supply chain due diligence (“Step Five”).

Calendar 2023 Due Diligence Program Execution

Our RCOI process for calendar year 2023 identified a small number of materials, components or parts (the “Potential CMR Materials”) used in the manufacturing of certain freight railcars and marine barges that we believe may contain at least one conflict mineral necessary to their functionality or production, which materials, components or parts may or may not have originated in a Covered Country. We performed the following due diligence measures with respect to the Potential CMR Materials.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.

For calendar year 2023, due diligence was conducted as to the Potential CMR Materials by the Company’s Global Supply/Purchasing functions and was overseen by the Company’s Assistant General Counsel under the supervision of our Chief Legal and Compliance Officer. More complex management systems will be adopted as necessary if the volume of affected products increases over time.

b.

For calendar year 2023, business records relating to conflict minerals due diligence were maintained according to our existing business record processes. More complex records retention processes specific to conflict minerals may be adopted as necessary if there is an increase in the products that may use conflict minerals in the future.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

We consider all materials and components that contain conflict minerals in our supply chain to be a potential risk as we are downstream from the origin of any conflict minerals. Accordingly, all inputs to our products that we know or believe may contain conflict minerals are subject to our RCOI process and, where applicable, subsequent due diligence.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

Our RCOI process is our strategy to identify product inputs that pose risk. Our subsequent due diligence is our process for responding to risks so identified.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In January 2024, we sent a questionnaire or survey to relevant suppliers inquiring about the country/ies of origin of any Potential CMR Materials. A significant majority of the suppliers (about 85 percent) responded to the survey or submitted Conflict Minerals Reporting Templates (CMRTs). The vast majority (more than 90 percent) of these suppliers indicated that they did not provide materials, components or parts to us that contained a conflict mineral, or if they did, the conflict mineral did not originate in a Covered Country. However, a few suppliers responded with their CMRTs, which are company-level declarations and not product-level declarations, and thus they said they cannot confirm whether the specific materials, component or parts that they sold to us in 2023 originated from a Covered Country. As such, it is not feasible or useful at this time to carry out or obtain independent third-party audits.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report for Calendar 2023 with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.

Description of Company and Product Information

As indicated above, among its various business activities, Greenbrier is a manufacturer of railroad freight car equipment and, until May 15, 2023, a manufacturer of marine barges. The vast majority of the materials, components and parts that it uses in its manufacturing processes for its railcar and marine barge products involve raw steel and other metals and materials that do not contain conflict minerals. However, from time to time, we may manufacture freight railcars and marine barges that may contain a conflict mineral, such as because the product includes certain electronics or electronic circuit boards that may contain a conflict mineral. Accordingly, where we believe that a relevant supplier may have supplied such materials, components or parts that may contain a conflict mineral (Potential CMR Materials), we endeavor to conduct appropriate conflict minerals due diligence, including a questionnaire or survey to relevant suppliers inquiring about the country/ies of origin of any such conflict minerals.

In connection with our due diligence with respect to Potential CMR Materials, we did not identify the facilities that were used to process any necessary conflict minerals contained in the Potential CMR Materials or the country/ies of origin of any necessary conflict minerals contained in the Potential CMR Materials. We do not directly purchase materials from any Covered Country, and we have an extensive supply chain, so we are far removed from the actual mining of any conflict minerals. Given the scale and extent of our supply chain, we rely on relevant direct suppliers to provide information on the origin of any conflict minerals that may be contained in materials, components or parts that we may use to manufacture our products. Thus, we endeavored to determine the mine or location of origin of the conflict minerals contained in the Potential CMR Materials by requesting that our suppliers provide us with completed questionnaires concerning the source of any conflict minerals in the Potential CMR Materials that were sourced from the suppliers.

As stated, most of the suppliers who responded to our conflict minerals questionnaire indicated that they did not provide materials, components or parts to us that contain a conflict mineral, or if they did, the conflict mineral did not originate in a Covered Country. However, a few suppliers (fewer than 10%) have indicated that they are not able to confirm whether the particular materials, components or parts that they sold to us originated in a Covered Country because their Conflict Minerals Reporting Templates (CMRTs) are company-level declarations, and not product-level declarations. Accordingly, we were unable to validate whether the smelters and refiners identified by these suppliers actually provided a conflict mineral used in the manufacturing of our products, or that they were located in a Covered Country. As such, we are unable to identify the facilities used to process any conflict minerals in our products, the countries of origin of any necessary conflict minerals in these products, or the mine or location of origin. We will continue to request country of origin information from these suppliers, and if applicable, conduct due diligence with regard to any conflict mineral in the Potential CMR Materials that originated in a Covered Country.

Risk Mitigation Efforts after December 31, 2023

We intend to take the following additional steps in 2024 to mitigate the risk that any necessary conflict minerals that we use originate in one of the Covered Countries:

1.

Encourage those suppliers that provided information for 2023 confirming the presence of necessary conflict minerals in materials, components or parts supplied to us to provide information for 2024 through ongoing outreach with these suppliers.

2.

Disseminate our Conflict Minerals Policy to those suppliers who we identify through our RCOI process as providing us with materials, components or parts that are known or believed to contain necessary conflict minerals.

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